November 6, 2006

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington D.C., 20549-7070

Re: Ever-Glory International Group, Inc.
Revised Preliminary Information Statement on Schedule 14C
File September 22, 2006
Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2006
Filed August 11, 2006
File No. 0-28806

Dear Ms. Long

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Ever-Glory International Group, Inc. (the “Company”) dated October 13, 2006.

For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

PreR 14C

Management’s Discussion and Analysis of Financial Condition of Catch-Luck, page 11

Staff Comment 1.      Please ensure that appropriate references are made throughout this section to Catch-luck rather than the company. For example, in the results of operations section you refer to “Our increase in revenues” for the three months ended June 20, 2006. Please review and revise this section as necessary to comply with this comment.

Response:

The Company has amended the referenced section of its Revised Preliminary Information Statement on Schedule 14C as requested.

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
November 6, 2006

Sources of Liquidity, page 15

Staff Comment 2.      Disclosures states Catch-Luck’s belief that its sources of liquidity will be sufficient to meets its short term needs. Please revise to discuss. Catch-Luck’s liquidity on both a long term and a short term basis. See item 3-3(b) of Regulation S-B.

Response:

The Company has amended the referenced section of its Revised Preliminary Information Statement on Schedule 14C as requested.

Reasons for the Transaction, page 17

Staff Comment 3.      Elaborate on each of the factors12 listed in the 12 bullet points as necessary so that shareholders may understand how consideration of each factor impacted the board of directors’ decision to approve the purchase agreement and the transition. For example, the fifth bullet point refers to potential economies of scale in the areas of production, administration, and purchasing. Explain what Ever-Glory Catch-Luck after the acquisition of Catch-Luck. Explain what Ever-Glory will look like going forward after acquisition of Catch-Luck. Explain how Ever-Glory and Catch-Luck complement or overlap one another. Whether Ever-glory and Catch-Luck are focused on the same markets, and what plans Ever-Glory has to integrate or eliminate duplicative functions or operations. Further, to the extent practicable, include quantitative data on the known or anticipated benefits of the acquisition. For example, the third and seventh bullet points refer to the financial resources possessed by Catch-Luck and the assets being acquired from Catch-Luck. Similarly, to the extent practicable, include quantitative data on the known or anticipated cots weighing against the acquisition. For example, the eleventh bullet point refers to the large number of Ever-Glory’s shares required to acquire Catch-Lucks assets.

Response:

The Company has amended the referenced section of its Revised Preliminary Information Statement on Schedule 14C as requested.

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
November 6, 2006

Risk Factors, page 26

Staff Comment 4.      You represent in response to prior comment 12 that there are known costs of modifications and upgrades to Ever- Glory information tech technology systems. As requested previously, quantify the known costs. We note the disclosure in the ninth risk factor page 30.

Response:

The Company has amended the referenced section of its Revised Preliminary Information Statement on Schedule 14C as requested.

Staff Comment 5.      Refer to prior comment 16. We note that you have retained the discussions under “Export Quotas” and “Possible Volatility Stock Price” as part of the risk factors section. Since the discussion under ‘Possible Volatility of Stock Price’’ duplicates information contained in the fourteenth risk factor, please combine as a ninth risk factor the two discussions. For the discussion under “Export Quotas,” please provide a caption or heading that is appropriate for a risk factor by stating the risk results from the fact or uncertainty.

Response:

The Company has amended the referenced section of its Revised Preliminary Information Statement on Schedule 14C as requested.

Additional Information, page 35

Staff Comment 6.      Include Ever-Glory’s filing number under the Exchange Act for the documents incorporated by reference.

Response:

The Company has amended the referenced section of its Revised Preliminary Information Statement on Schedule 14C as requested.

Staff Comment 7.      Please also incorporate by reference your Form 10-QSB/A for the quarter ended march 31, 2006.

Response:

The Company has amended the referenced section of its Revised Preliminary Information Statement on Schedule 14C as requested.

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
November 6, 2006

Staff Comment 8.      We note the disclaimer in the last paragraph that “No party assumes any responsibility for the accuracy or completeness of the information provided by any other party”. Absent additional disclosure, it is unclear to whom the words “No party” and “any other party.” Absent additional disclosure its unclear to whom the words “No party” and “any other party” are referring. Please revise. Please note the Ever-glory is responsible for the statements made in its filing under the federal securities laws, including this information statement, and any implication to the contrary should be deleted.

Response:

The Company has amended the referenced risk factors of its Revised Preliminary Information Statement on Schedule 14C as requested.

Appendix E

Pro Forma Financial Information, page 1

Staff Comment 9.      On page 4 of the Schedule 14C in the Summary Term Sheet section, you state that Mr. Kang owns an aggregate 614,338 shares of common stock and 6,238 shares of Series A preferred stock, which constitutes approximately 79% of the voting power, as of August 31, 2006. Also on page 4, you slate that Mr. Kang is the 100%, shareholder and a director and officer of EGLY HK, which is the Seller of Catch-Luck. In light of this, help understand how you determine it was appropriate to use the purchase method of accounting and record goodwill on the transaction pursuant to SFAS 141. Your explanation should tell us how your determined this transaction was not a transfer of an entity under common control. Refer to paragraph 3 of EITF 02-05 as well as paragraphs 11 and D11 through D18 of SFAS 141.

Response:

The Company has amended the Pro Forma Financials to correctly reflect its purchase of Catch-Luck as a transfer of entity under common control.

June 30, 2006, 10-QSB

Item 3, Controls and Procedures, page 26

Staff Comment 10.      We reissue prior comment 22. You continue to state that your chief executive officer concluded that as of the end of the period covered by his report your disclosure controls and procedures are effective in timely alerting them to material information required to be included in your periodic SEC reports. As previously requested, please either state your conclusion while providing the complete definition of

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
November 6, 2006

disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15(d)-15(c). Please show us in your supplemental response what the revision will look like in future filings.

Response:

The Company’s disclosure controls and procedures disclosure in future filings will, assuming such controls and procedures are determined to be adequate, be as follows:

“ITEM 3. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this quarterly report, being [DATE], we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's Chief Executive Officer along with our company's Chief Financial Officer. Based upon that evaluation, our company's Chief Executive Officer along with our company's Chief Financial Officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our company's internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.”

Exhibit 10.1

Staff Comment 11.      Absent an order granting confidential treatment, Item 6(b)(10) of Regulation S-B requires the filing of material agreements, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file “Appendix: Boundary Drawings of the Leased Land” referenced in article 3 of chapter two of the exhibit, please refile the exhibit in its entirety.

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
November 6, 2006

We note the disclosure also in article 42 of chapter 10 of the exhibit.

Response:

The Appendix: Boundary Drawing of the Leased Land, to Exhibit 10.1 to the referenced Form 10-QSB will be refiled in the Company’s next quarterly report on Form 10-QSB.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Kang Yi Hua
Kang Yi Hua
Chief Executive Officer

Enclosures
cc: Scott C. Kline
Crone Rozynko LLP